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                                                                 EXHIBIT (A)(13)

FOR IMMEDIATE RELEASE:

      ROYAL & SUNALLIANCE INSURANCE GROUP plc EXTENDS EXPIRATION DATE OF
                  TENDER OFFER FOR ORION CAPITAL CORPORATION

New York, New York, October 18, 1999 - - Royal & Sun Alliance Insurance Group plc, London, announced today that it has extended the expiration date of its US$50.00 per share cash tender offer for all the outstanding shares of common stock of Orion Capital Corporation (NYSE: OC), Farmington, CT to 4:30 p.m., New York City time, on Friday, November 5, 1999, unless the tender offer is further extended. It is expected that the tender offer will be completed during the fourth quarter of 1999.

This additional extension has been made to accommodate the insurance regulatory process. Royal & Sun Alliance received approval notification from Oklahoma following its hearing on September 29, 1999, and has also received approval notification from California. As previously announced, there is a statutory requirement in South Carolina and Connecticut that a hearing be held prior to securing formal regulatory approval. Confirmed hearing dates have been set for October 27 in South Carolina and November 2 in Connecticut. Approval is still required in Colorado, Texas, North Carolina and Oregon, where insurance regulatory authorities are reviewing the transaction in the normal course.

As of the close of business on October 15, 1999, approximately 15 million shares of common stock of Orion had been validly tendered and not withdrawn pursuant to the tender offer.

Citibank N.A. is depository for the tender offer, MacKenzie Partners, Inc. is the information agent, and Salomon Smith Barney, Inc. is the dealer manager. Additional copies of the Offer to Purchase and all other tender offer materials may be obtained from MacKenzie Partners at 1-800-322-2885. Shareholders may also contact their brokers, dealers, commercial banks and trust companies or other nominees for assistance concerning the tender offer.

Orion Capital is a leader in the specialty property and casualty insurance business through wholly owned subsidiaries operating in three focused segments: nonstandard personal automobile insurance through OrionAuto, workers compensation through EBI Companies and specialty commercial insurance through Orion Specialty, which includes DPIC Companies. Royal & SunAlliance USA, Inc. is part of Royal & Sun Alliance Insurance Group plc which operates in over 55 countries worldwide and transacts business in over 130 countries. Worldwide net premium income in 1998 was $16 billion with total assets over $100 billion. The company is listed on the London Stock Exchange (RSA.L) and has a Level 1 American Depository Receipt Program (RSANY).

For more information about Royal & SunAlliance or Orion Capital, visit their web sites at www.royalsunalliance.com and www.orioncapital.com.
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CONTACT:  MacKenzie Partners, Inc.  Mark Harnett,  (212) 929-5877.